April 17, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Initially Filed March 21, 2008
Amendment No. 6 Filed March 6, 2009

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 25, 2009 (the “Staff Letter”) relating to our letter to the Commission dated March 6, 2009 regarding Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”) filed with the Commission on March 6, 2009 (“Amendment No. 6”).

The Company is concurrently filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter, two marked copies of Amendment No. 7 (against Amendment No. 6) and supplemental copies of the IDC and Gartner reports referenced in Amendment No. 7.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 7.

Securities and Exchange Commission

April 17, 2009

General

1.	The last paragraph on page 25 states that potential investors “assume sole responsibility” for reliance on the Gartner Report “in making any decision, including any investment decision,” and that you “have not independently verified and cannot guarantee the accuracy or completeness of the information.” In addition, paragraphs (b), (d), and (e) of Exhibit 99.2 attempt to release Gartner, Inc. from liability and responsibility for the Gartner Material. Please provide us with analysis supporting your conclusion that such statements are consistent with the liability provisions of the Securities Act, as they appear to disclaim liability.

In response to the Staff’s comment, the Company respectfully submits that the disclosure in the last paragraph on page 25 and the language in Exhibit 99.2 were each initially required by Gartner, Inc. (“Gartner”) in order to quote the Gartner report in the Registration Statement. The Company has had further discussions with Gartner and, as a result of such discussions, has agreed to the amended disclosure on page 25.

With respect to paragraphs (b), (d) and (e) of Exhibit 99.2, the Company respectfully submits that such paragraphs set forth a contractual agreement between the Company and Gartner pursuant to which, as a condition to Gartner’s consent to the Company’s quotation of the Gartner report, the Company has acknowledged and agreed that Gartner has disclaimed all warranties as to the Company, that Gartner shall have no liability to the Company with respect to the quoted material and that Gartner does not assume responsibility for third-party reliance on the quoted material. Although such paragraphs contractually disclaim Gartner’s liability to the Company, the Company respectfully submits that such paragraphs do not constitute disclaimers of Gartner’s liability to third parties with respect to the quoted material, nor do they constitute disclaimers of the Company’s liability with respect to the quoted material. Further, the Company indemnification provisions immediately following paragraph (f) of Exhibit 99.2 suggest that Gartner may indeed have liability to third parties with respect to the quoted material, in which case the Company must indemnify Gartner with respect to such liability or damages. Consequently, the Company respectfully submits that paragraphs (b), (d) and (e) are not inconsistent with the liability provisions of the Securities Act.

2.	Paragraph (f) of Exhibit 99.2 states that “Gartner is not an ‘expert.’” Gartner may not “deny” that it is an expert; however, we will not object to a statement that Gartner does not “admit” that it is an expert. Please revise. In addition, it does not appear that Exhibit A to Exhibit 99.2, which is referenced therein, was filed with the exhibit. Please file it with your next amendment.

In response to the Staff’s comment, the Company and Gartner have agreed to amend Exhibit 99.2 as suggested. The Company has filed the amended Exhibit 99.2, including Exhibit A referenced therein, with Amendment 7.

Securities and Exchange Commission

April 17, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 38

Valuation of Common Stock, page 41

3.	When you have estimated your initial public offering price, MD&A should discuss each significant factor contributing to the difference between the estimated initial public offering price and the fair value determined, either contemporaneously or as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The Company acknowledges the Staff’s comment and intends to revise MD&A in a subsequent amendment to the Registration Statement as soon as practicable to include such a discussion of the significant factors contributing to the difference between the estimated initial public offering price and the fair value determined.

Comparison of the Years Ended December 31, 2007 and 2008, page 46

Operating Expenses, page 46

4.	Given the significant increases in sales and marketing, and general and administrative expenses between 2007 and 2008, tell us what consideration was given to identifying and disclosing whether you reasonably expect this trend to continue to have a material impact in the future. See Item 303(a)(3) of Regulation S-K.

The Company respectfully submits that it discloses on page 37 in the section entitled “Key Components of Our Results of Operations—Operating Expenses” that the Company built infrastructure and added personnel across all three operating categories during 2006, 2007 and 2008 in order to accelerate and support its growth and to expand into international markets. The Company also discloses in that same section that it expects its operating expenses in 2009 to continue to increase in absolute dollars and to be consistent with 2008 levels as a percentage of revenue. In response to the Staff’s comment, the Company has also included disclosure related to expected trends within each operating expense category on pages 48 and 49 in the comparison of the years ended December 31, 2008 and 2007.

Securities and Exchange Commission

April 17, 2009

Financial Statements

Consolidated Balance Sheets, page F-3

5.	You are reminded to revise your pro forma presentation to give effect to the distribution payments to stockholders and that if significantly different amounts may be paid, additional pro forma presentations should be included to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X and SAB Topic 1B3.

The Company acknowledges the Staff’s comment and intends to include a pro forma presentation on page F-3 to give effect to the distribution payments to stockholders as set forth in Rule 11-02(b)(8) of Regulation S-X and SAB Topic 1B3 as soon as practicable.

6.	Further, tell us what consideration was given to the pro forma presentation of the intended use of a portion of your net proceeds to repay a significant portion or all of your outstanding long-term indebtedness. See Rules 11-01(a)(8) and 11-02(b)(8) of Regulation S-X.

The Company respectfully submits that it has included a pro forma presentation on page 27 of the intended use of a portion of the net proceeds to repay a portion of the Company’s outstanding long-term indebtedness as soon as practicable. After consideration of Rules 11-01(a)(8) and 11-02(b)(8) of Regulation S-X , the Company believes that the pro forma as adjusted column on the table set forth on page 27 provides the same information as a pro forma balance sheet and satisfies the disclosure requirements under Regulation S-X.

Consolidated Statements of Income, page F-4

7.	Revise to present unaudited pro forma statements of income, including earnings per share data, reflective of the conversion of your preferred stock. See Rule 11-02(b)(7) of Regulation S-X. Further tell us what consideration was given to the pro forma presentation of the effects of the intended repayment of your outstanding long-term debt within the statements of operations.

The Company acknowledges the Staff’s comment and has included pro forma statements of income on pages F-32 to F-34 to include pro forma presentation as set forth in Rule 11-02(b)(7) of Regulation S-X.

The Company has previously provided pro forma earnings per share data reflective of the conversion of its preferred stock. The Company has revised the filing to indicate that only a portion of the debt will be repaid from the proceeds of the offering. Once better information is available, the Company will revise its pro forma statements of income to reflect lower interest expense and associated tax expense related to the reduction in our long-term debt from the repayment of a portion of the debt.

Securities and Exchange Commission

April 17, 2009

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Revenue, page F-13

8.	We note that you have expanded your disclosure to include discussion of your accounting for maintenance renewals for periods longer than 12 months. Tell us when you began offering maintenance renewals extending beyond 12 months and describe the impact of the extended term on your determination of VSOE for maintenance renewals.

The Company has historically had some instances of multiple year maintenance agreements. As there has been a small increase in those instances in the past year, the Company has expanded its disclosure to include discussion of its accounting for maintenance renewals for periods longer than 12 months to enhance transparency.

The price of the first 12 months of maintenance is bundled with the price of a license and included in the initial purchase price. Customers have occasionally requested to purchase or renew maintenance for longer than 12 months, typically for 24 or 36 months. In these situations, the Company has charged the customer a multiple of the then-current list price for maintenance requested. For example, if a customer requested to renew maintenance for 36 months instead of 12 months, the Company charged the customer 3 times the then-current list price for 12 months of maintenance. As the Company generally charges the then-current list price of maintenance for 12-month maintenance arrangements, the Company determines VSOE for multiple year maintenance agreements in accordance with the guidance provided by TPA 5100.52. Since the Company does not use renewal rates to establish VSOE, it does not believe that providing extended maintenance terms impacts the determination of VSOE for maintenance.

Part II: Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page II-2

9.	You state that the issuances and sales of the securities described in paragraphs 40 and 41 were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act, Please revise to specify whether the former employees were accredited or sophisticated investors.

In response to the Staff’s comment, the Company has modified paragraphs 40 and 41 to reflect that Rule 701 is available as an exemption from registration of the securities issued upon the exercise of the options described in such paragraphs.

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Securities and Exchange Commission

April 17, 2009

Please direct your questions or comments regarding this letter to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
J. Barton Kalsu, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta